                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF SEPTEMBER 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: FROM NOVEMBER THE CHARGE FOR RECEIVING A CALL  ELIMINATED, A SINGLE PRICE FOR CALLS FROM FIXED LINES

The simplified offer starts on 1 November 2014, eliminating the charge for receiving a call and maintaining a single price for all calls from home phones to national fixed line numbers and mobile phones. The basic monthly charge will therefore change. This will not affect bundles and customers who benefit from special discounts

Rome, 10 September 2014

Telecom Italia is further simplifying the basic prices for calls from the home phone, and introduces some innovations, in line with the economic context of the telecoms sector and market trends. In fact, from 1 November 2014 the Company is eliminating 5.04 eurocent charge for receiving a call, one of the two traditional elements that have always combined to determine the cost of calls, and maintaining a single price of 10 eurocents per minute for all calls made to national landlines and mobile phones. The new price will not apply to customers who have chosen to sign up to specific telephony offers. The 50% discount on calls to national fixed line numbers after the first 3 hours of calls per month is also confirmed.

At the same time as this simplification, the monthly charge for basic telephone service will increase from the current 17.54 euros to 18.54 euros per month, in line with the European average. For those who benefit from special discounts, and for holders of the "Carta Acquisti" (the "Social Card"), the current monthly charge will not change. Nor will the single monthly charge for bundles that include the telephone line and voice and data services. This decision is intended to promote consumer preferences and to support market trends, which in recent years have led to the significant growth of this kind of offer.

With this initiative Telecom Italia wants to offer its customers increasingly transparent prices for their home phone line. Accumulated experience in both mobile and fixed telephony in fact indicates that simplification of the offer translates into more informed use and greater appreciation of the service by customers.

The innovations introduced also take account of the economic context of the telecoms sector.  As highlighted in the recent report from regulator AGCom, in fact, the telecommunications consumer price index in Italy has fallen by 44% over the last fifteen years, thanks to technological innovation, market liberalization and the effects of regulation. In international comparisons, too, Italian families on average pay less than families in other European countries.

Telecom Italia also confirms its commitment to developing ultrabroadband infrastructure to meet the growing challenges of competition, and to contribute in this way to achieving the aims of the European Digital Agenda. The Telecom Italia investment plan envisages spending over 3.4 billion euros to develop latest generation technologies in the three year period 2014-2016 in Italy.  Telecom Italia is already the leader in both 4G technology, with coverage in over 2000 towns, corresponding to over 70% of the national population, which will reach 80% by the end of 2016, and in terms of fibre optic, thanks to the availability of ultrafast connections providing speeds of between 30 and 100 Megabits/s in over 90 towns and industrial districts, with the aim of reaching 50% of the population by the end of 2016.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 10th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager